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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welcome Life Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6001 Broken Sound Parkway, Suite 320-A
(No. and Street)

(City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jared Smith (561) 826-0299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240 (Address) Boca Raton (City) FL (State) 33431 (Zip Code)

SEC Mail Processing Section FEB 21 2020 Washington DC 415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS KK

OATH OR AFFIRMATION

I, Jared Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welcome Life Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTONELLA TAKVORIAN
Commission # GG 213249
Expires June 7, 2022
Bonded Thru Budget Notary Services

Signature

FINOP/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Welcome Life Securities, LLC

Financial Statements
and Supplementary Information

For the Year Ended December 31, 2019

WELCOME LIFE SECURITIES, LLC

Contents

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Welcome Life Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Welcome Life Securities, LLC. (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2007
Boca Raton, Florida
February 18, 2020

Welcome Life Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets

		2019
Current Assets		
Cash and cash equivalents	$	546,440
Prepaid expenses		21,152
Total Current Assets		567,592
Total Assets	$	**567,592**

Liabilities and Member's Equity

Current Liabilities		
Accounts payable and accrued expense	$	4,718
Total Current Liabilities		4,718
Commitments (Note 6)		
Accumulated member's capital distributions		(2,419,300)
Retained earnings		2,982,174
Total Member's Equity		562,874
Total Liabilities and Member's Equity	$	**567,592**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Income
Year Ended December 31, 2019

Revenues		
Settlement Revenue	$	1,339,384
Private Placement Revenue		5,237
Total Revenues	$	**1,344,621**
Operating Expenses		
Salaries and benefits		158,733
Registered representative commissions		245,548
General and administrative		105,517
Regulatory & license fees		29,990
Rent expense - related party		8,640
Total Operating Expenses		**548,428**
Income from Operations		**796,193**
Net Income	$	**796,193**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

	Accumulated Member's Capital Distributions	Retained Earnings	Total Member's Equity
Balance, December 31, 2018	$ **(1,719,300)**	$ **2,185,981**	$ **466,681**
Distributions	(700,000)	-	(700,000)
Net Income, 2019	-	796,193	796,193
Balance, December 31, 2019	$ **(2,419,300)**	$ **2,982,174**	$ **562,874**

See accompanying notes to financial statements

Welcome Life Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net Income	$	796,193
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses		(6,849)
Increase (decrease) in:		
Accrued payroll and other current liabilities		(7,240)
Net Provided by in Operating Activities		**782,104**
Cash Flows from Financing Activities		
Capital distributions		(700,000)
Net Cash Used in Financing Activities		**(700,000)**
Net Increase (Decrease) in Cash		82,104
Cash and Cash Equivalents at Beginning of Year		464,336
Cash and Cash Equivalents at End of Year	**$**	**546,440**

Supplemental Disclosure of Cash Flow Information:

Interest paid	$	-
Taxes paid	$	-

Welcome Life Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2019

Note 1 Nature of Operations and Summary of Significant Accounting Policies

(A) Nature of Operations

Welcome Life Securities, LLC ("WLS"), a subsidiary of Welcome Life Financial Group, was incorporated in the state of Florida in March 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). WLS is the first broker-dealer firm to exclusively serve the financial community as a variable life insurance settlement broker and provides a fully compliant, turn-key platform for firms and their clients. Welcome Life Securities specializes in products and services exclusively in the secondary market for life insurance, providing broker-dealers and their registered representatives and senior clients with the experience, knowledge and education required to reach fully-informed life settlement decisions.

Welcome Life Securities connects senior clients with institutional funds by navigating the complex secondary market, combining personalized negotiations with a proven auction based platform. The firm ensures the life settlement transaction meets demanding industry regulations and requirements in the rapidly growing life settlement industry, including:

- Suitability
- Compliance
- Due Diligence
- Best Execution
- Training and Education
- Transparency & Proper Disclosures
- Principal Supervision

WLS also serves as an intermediary facilitating trades between institutional buyers and sellers in the longevity marketplace.

WLS also serves in the capacity of a private placement broker. In this role the Firm has the responsibility for the marketing of the issuer to independent broker-dealer firms and representatives, institutional and high net worth retail investors. The Firm acts in an Agent capacity during the offering and does not distribute the securities. Such involvement typically is sales oriented which encompasses contacting selling group members on behalf of the companies in order to identify broker's interest in the offering.

(B) Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, WLS considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

WLS maintains its cash in bank deposit accounts. At December 31, 2019, the Company held cash of $415,566 in excess of federally insured limits. WLS has not experienced any losses in such accounts through December 31, 2019.

Concentration of Revenue

In 2019, three "Providers" each represented over 10% of WLS settlement revenue and accounted for 26.1%, 21.4% and 14.4% of WLS settlement revenue.

(F) Computer Software and Equipment

Computer Software and Equipment is stated at cost, less accumulated depreciation. Expenditures for repairs and maintenance is charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years for computer equipment and software.

(G) Long-Lived Assets

WLS reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows is less than the carrying amount, the carrying amount is reduced to fair value and an impairment loss is recognized.

(H) Revenue Recognition and Commissions Receivable

On January 1, 2019, WLS adopted Financial Accounting Standards Board Accounting Standard Codification 606 "Revenue From Contracts with Customers" which prescribes that an entity should account for a contract with a customer that is within its scope using the following five step method:

- Identify the contract with the customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to separate performance obligations
- Recognize revenue when or as each performance obligation is satisfied

WLS recognizes revenues for services performed as a life / viatical settlement broker at the agreed upon transaction price when its performance obligation is satisfied, which occurs after expiration of the rescission period as discussed below. Specifically, when the policy transfer is completed between a policy owner (seller) and the life / viatical settlement provider (buyer), the provider's escrow company forwards the settlement proceeds to the seller (the closing date) and the commission to WLS for services rendered. At this point, the seller may have the contractual right to rescind the transaction (depending on the transaction State and as defined in the contract), which is typically between 0-60 days. During a rescission period, if any, WLS will record any commissions received as deferred revenues. If a rescission period has expired and a commission has not yet been received, a revenue and related commission receivable will be recognized if collectability is probable.

WLS also serves as an intermediary facilitating trades between institutional buyers and sellers in the longevity marketplace. WLS recognizes revenues for services performed on these transactions at the agreed upon transaction price when its performance obligation is satisfied, which occurs after expiration of the rescission period, if any. If there is no contractual rescission period, WLS will recognize the revenue on the closing date if collectability is probable. During a rescission period, WLS will record any commissions received as deferred revenues. If a rescission period has expired and a commission has not yet been received, a revenue and related commission receivable will be recognized if collectability is probable.

As it relates to revenue earned related to services performed as a private placement broker, the Firm is compensated for its role with success fees which are generally calculated as a percentage of the total offering once the offerings close. Such fees are recognized upon final closing of the offering which is the point when the performance obligation is satisfied.

Revenue disaggregation

WLS tracks revenue by market: the following table summarizes the revenue by market for the year ended December 31, 2019:

Life settlement and viatical settlement broker	$1,277,234
Institutional intermediary facilitating trades in the tertiary marketplace	62,150
Private placement of securities	5,237
Total	$1,344,621

(I) Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases* (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities for most operating leases. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018.

On January 1, 2019, the Company adopted ASU No. 2016-02, applying the package of practical expedients to leases that commenced before the effective date whereby the Company elected to

not reassess the following: (i) whether any expired or existing contracts contain leases and; (ii) initial direct costs for any existing leases. For contracts entered into on or after the effective date, at the inception of a contract the Company assessed whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. The Company will allocate the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. The Company has elected not to recognize right-of-use ("ROU") assets and lease liabilities for short-term leases that have a term of 12 months or less.

Operating lease ROU assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company will use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and will be included in general and administrative expenses in the statements of operations.

(J) Advertising

In accordance with ASC 720-35 costs incurred for producing and communicating advertising of WLS, are charged to operations as incurred. WLS incurred advertising expense the year ended December 31, 2019 of $0.

(K) Income Taxes

WLS has elected under the Internal Revenue Code to be taxed as a Limited Liability Company ("LLC"). In lieu of Company income taxes, members of a "LLC" Company are taxed on their proportionate share of WLS's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by relevant taxing authorities. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2019, tax years since 2016 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

(L) Fair Value of Financial Instruments and Fair Value Measurements

ASC 825 requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value and ASC 820 requires the disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of WLS's short-term financial instruments, including accounts payable and accrued expenses and deferred revenue approximate fair value due to the relatively short period to maturity for these instruments.

Welcome Life Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2019

Note 2 Computer Software and Equipment

Computer Software and equipment for the years ended is as follows:

		December 31, 2019
Computer Software and Equipment	$	8,191
Less accumulated depreciation		(8,191)
Computer Software and Equipment, net	$	-

Depreciation expense for the year ended December 31, 2019 was $0.

Note 3 Member's Equity

The Company entered into an operating agreement with Welcome Life Financial Group, LLC (the "Member") on March 27, 2006 and continues in perpetuity unless sooner terminated as provided in the operating agreement. The operating agreement sets forth the rights, obligations, and duties with respect to WLS. The Member has the right, but is not required, to make capital contributions upon request of WLS. The Member may require WLS to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

During the year ended December 31, 2019, the Member made capital contributions of $0 and distributions of $700,000 were made to the Member.

Note 4 Net Capital Requirements

WLS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, WLS had net capital of $541,722, which was $536,722 in excess of its required net capital of $5,000. WLS' aggregated indebtedness to net capital ratio was 0.9%.

Note 5 Related Party Transactions

In December 2016, WLS renewed a Sublease Agreement ("Sublease Agreement") with Welcome Life Financial Group, LLC ("WLFG"), its parent company. The Sublease Agreement is for a period of one year and is automatically renewable in one-year increments. Under the terms of the Sublease Agreement, WLS is provided office space, furniture and computer rental, telecommunications and computer services. The monthly fee under the Sublease Agreement is $720 per month. The total rent expense to this related party was $8,640 in 2019.

On January 1, 2019, WLS renewed an Expense Sharing Agreement ("Expense Sharing Agreement") with WLFG. Under the terms of the Expense Sharing Agreement, if requested, WLFG shall provide WLS personnel and support services that are customarily required to the functioning of WLS' business. Amounts are allocated on a monthly basis in accordance with the percentage of time spent by WLFG staff on WLS activities. The Expense Share Agreement is for a period of one year and is renewable in one-year increments. There were no expenses incurred under the Expense Sharing Agreement in 2019.

During the year ended December 31, 2019, the president of the Company provided services at no cost to the Company.

Note 6 Commitments

WLS is a party to a Sub-lease Agreement (refer to Note 5) which was renewed effective January 1, 2020 and expires on December 31, 2020.

Future minimum lease payments are as follows:

2020	$	8,640
Total	$	8,640

Note 7 Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition on disclosure through February 18, 2020, the date the financial statements were available to be issued.

Welcome Life Securities, LLC

Supplementary Information

Welcome Life Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
December 31, 2019

		December 31, 2019
Net Capital Computation		
Total Member's Equity	$	562,874
Deductions and/or Charges		21,152
Net Capital Before Haircuts		541,722
Haircuts		-
Net Capital		541,722
Required Minimum Capital		5,000
Excess Net Capital	$	536,722
Aggregate Indebtedness		
Aggregate Indebtedness as Included in Statement of Financial Condition		
Accrued Payroll and Other Current Liabilities	$	4,718
	$	4,718
Ratio of Aggregated Indebtedness to Net Capital		0.9%
Reconciliation with WLS' Computation (included in Part II of Form X-17A-5 as of December 31, 2019)		
Net Capital, per December 31, 2019, Unaudited FOCUS Report, as filed	$	541,722
Net Audit Adjustments effecting net capital		-
Net Capital, per the December 31, 2019 Audited Report	$	541,722

Welcome Life Securities, LLC
Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2019

WLS is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of
Welcome Life Securities, LLC

We have reviewed management's statements, included in the accompanying *"Rule 15c3-3 Exemption Report"*, in which (1) Welcome Life Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Welcome Life Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Welcome Life Securities, LLC stated that Welcome Life Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Welcome Life Securities' s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Welcome Life Securities, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 18, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Welcome Life Securities, LLC
Rule 15C3-3 Exemption Report
December 31, 2019

Welcome Life Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

(i) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).

(ii) Operate pursuant to SEC Rule 15c3-3(k)(2)(i)(the customer Protection Rule). Welcome Life Securities, LLC will not hold customer funds or safekeep customer securities.

During the fiscal year ended December 31, 2019, Welcome Life Securities, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

Welcome Life Securities, LLC

I, Jared Smith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO & FINOPS Principal

February 11, 2020

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of:
Welcome Life Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Welcome Life Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Welcome Life Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Welcome Life Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, as amended, with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7, as amended, for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7, as amended, with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7, as amended, and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, as amended, on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Welcome Life Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Welcome Life Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 18, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

(*)(*) AMENDED FORM (*)(*)

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1794*********************MIXED AADC 220
67460 FINRA DEC
WELCOME LIFE SECURITIES LLC
6001 BROKEN SOUND PKWY NW STE 320-A
BOCA RATON, FL 33487-2754

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ ~~2013.00~~ 2017.00
   B. Less payment made with SIPC-6 filed (exclude interest) (1118.00)
      07/10/19
      Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) ~~895.00~~ 899.00
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ ~~895.00~~ 899.00
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
      Total (must be same as F above) $ ______________
   H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WELCOME LIFE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO + FINOP
(Title)

Dated the 8 day of January, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ ~~1,342,184~~ (A) $1,344,621
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues (A) $1,344,621	$ ~~1,342,184~~
2e. General Assessment @ .0015 (A) $2,017	$ ~~2013~~ (to page 1, line 2.A.)